NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")





RESULTS OF ANNUAL GENERAL MEETING

At the annual general meeting held on Wednesday 4 May 2005, all the ordinary and special resolutions outlined in the Notice of annual general meeting dated 17 March 2005 were passed by the requisite majority, with the exception of Resolution 5 which was withdrawn as no nominations were received for any person to be proposed as a director in terms of the company's articles of association, and the resolution dealing with the re-election of Mr PF Nhleko as a director, which was withdrawn as he has resigned with effect from 21 April 2005.

The special resolutions related to a general authority being granted for Nedcor to repurchase its shares and the change of the company name to Nedbank Group Limited. Both these resolutions will be submitted for registration at the Registrar of Companies in due course. The company will trade under Nedbank Group Limited from Monday 16 May 2005. The JSE share code "NED" and ISIN "ZAE000004875" remain unchanged, and the short name will be "Nedbank".

Shareholders representing 85,7% of the issued share capital in Nedcor were present in person or by proxy at the meeting.

Chief executive Tom Boardman provided shareholders with an update on the group's trading performance for the first three months of the 2005 financial year and this information is contained in a Trading Statement which has been issued simultaneously on SENS.

Sandton

5 May 2005

For further information contact

Tier 1 Investor Relations

Tel: +27 (0)21 702-3102

Sponsors

Merrill Lynch South Africa (Pty) Limited

Nedbank Capital

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED – TRADING STATEMENT

OVERVIEW

The directors are pleased to report that the unaudited trading results for the three months to 31 March 2005 ("the period") are in line with management expectations.

Compared to the quarter ended 31 March 2004, net interest income ("NII") increased by 22,6% to R2,0 billion. Non-interest revenue ("NIR"), which increased by 5,0% to R1,7 billion, is slightly behind internal forecasts, but this was offset by lower than expected expenditure levels.

Average total assets increased by 8% to R324 billion and average interest-earning assets increased 8% to R265 billion. Residential home loan and credit card balances increased by 10,7% and 9,5% respectively over the same period. This loan growth continued to be lower than market growth rates, although the rate of market share loss in residential home loans, in particular, has decreased over the period. The structural and strategic actions taken in 2004 continue to impact performance positively.

Nedcor is reporting in accordance with the International Financial Reporting Standards (IFRS) with effect from 1 January 2005. The group's 2004 results, as noted in an announcement on SENS on 3 May 2005, have been restated to reflect the impact of reporting under IFRS. The major impact of IFRS relates to

the accounting treatment of share options, goodwill, foreign exchange gains/losses, revenue recognition and impairments.

PERFORMANCE FOR THE PERIOD

Movements in key income statement items include:

- NII continues to benefit from the improved funding profile and hedging strategies. Margin (based on average interest-earning assets) has improved from 2,80% for the three months ended March 2004 to 3,10% for the period. This can be ascribed to:
    - the uplift created from the rights offer cash received in May 2004;
    - reduced funding drag as a result of the banking book being relatively interest neutral following the hedging strategy;
    - income on the proceeds from the sale of non-core investments;
    - the repatriation of certain foreign capital during 2004; and
    - increased trading revenue reflected in NII.

  This improvement in margin was negatively impacted by the 1% reduction in the taxation rate for companies which resulted in a R54 million reduction in margin arising from the IAS 12 (previously AC102) treatment of structured finance deals. This debit is offset by a corresponding credit in the taxation line and reverses over time.
- NIR is marginally higher than the corresponding period in 2004, as referred to above. Trading revenue increased by approximately 8%, although NIR was negatively impacted as a higher proportion was reflected in NII than the corresponding period. The Nedbank Capital pipeline of potential transactions remains strong.
- Total impairments amounted to R441 million for the period. Credit quality continues to benefit from the strong economic conditions and the impairment charge is expected to decrease from these levels for the remainder of the period.

- Total expenses for the period totalled R2,5 billion and show no growth over last year. The cost to income ratio (excluding foreign translation gains/losses) has improved to below 70% from 77,6% in the comparative period last year. This improvement can be attributed to lower staff costs following the retrenchment programme in 2004, improved efficiencies across most areas of the group, a timing delay in some recovery expenditure and the growth in gross operating income.
- Income growth is well ahead of expense growth.
- The taxation rate for companies has been reduced from 30% to 29%. While tax on earnings decreases as a result, the revaluation of the deferred taxation asset to take account of the corporate taxation rate decrease has had a negative effect of approximately R90 million in the first quarter. Notwithstanding the benefit of the R54 million adjustment referred to above, this has resulted in the taxation rate being marginally higher than management's expectations.
- Headline earnings and ROE are in line with expectations.

OTHER OPERATIONAL HIGHLIGHTS

Nedbank Retail is starting to benefit from the turnaround strategy implemented during 2004. The Peoples Bank integration is progressing according to plan and is scheduled to be completed by the end of 2005.

Staff morale continues to be a key focus of management. Morale is improving following the staff roadshows by management during the period and frequent staff communication as well as the normalisation of bonuses which were paid in March.

Strategic initiatives implemented through the Recovery Programme are having a positive effect on the group and the implementation of the three-year plan is progressing well.

Nedcor's broad-based black economic empowerment (BEE) transaction was announced on 19 April 2005. The deal will be implemented in late July or early August, subject to regulatory and shareholder approval.

EARNINGS FORECASTS – SIX MONTHS TO 30 JUNE 2005

Assuming exchange rates remain at current levels, the directors expect headline earnings per share for the six months to 30 June 2005 to be between 15% and 30% higher than the IFRS restated 245 cents per share reported for the first half of 2004. Headline earnings for the six months to 30 June 2005 are expected to be between 38% and 56% higher than the R802 million restated results under IFRS for the first half of 2004.

Based on the forecast range of headline earnings per share above, attributable earnings per share for the six months to 30 June 2005 is estimated to be between 16% and 31% greater than the IFRS restated 247 cents per share reported for the first half of 2004.

Shareholders are advised that these forecasts have not been reviewed or reported on by the group's auditors.

Sandton
5 May 2005

For further information kindly contact:
Tier 1 Investor Relations
+27 (0)21 702 3102

Sponsors:
Merrill Lynch South Africa (Pty) Ltd

Nedbank Capital

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

NEDCOR LIMITED - IFRS FINANCIAL EFFECTS OF BEE TRANSACTION

Further to the announcement on Nedcor's adoption of International Financial Reporting Standards ("IFRS") issued on 3 May 2005 and the group's broad-based black economic empowerment ("BEE") transaction announcement issued on 19 April 2005 , the pro forma IFRS financial effects of the BEE transaction for the financial year ended 31 December 2004 are detailed below.

As advised on 19 April 2005 the anticipated economic cost of the BEE transaction over ten years remains R968 million after tax. Assuming the deal is implemented in late July or early August 2005, which is subject to regulatory and shareholder approval, the IFRS 2 impact incurred in the second six months of the 2005 financial year is expected to be approximately R140 million after tax. The long-term business benefits of the transaction are expected to outweigh the costs.

The pro forma IFRS financial effects shown below have been prepared for illustrative purposes only in order to provide information on how the transaction might have affected the financial results and position of the Nedcor consolidated results from 1 January 2004 for income statement effects and at 31 December 2004 for the balance sheet effects, and, because of their nature, these financial effects may not give a true reflection of the actual financial effects of the BEE transaction.